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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-65634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Eclypse Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Ashwood Parkway, Suite 128
(No. and Street)

Atlanta	**Georgia**	**30338**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis I. Noel **(770) 668-1680**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 25 2009
503

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/24

OATH OR AFFIRMATION

I, **Curtis I. Noel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Eclypse Securities, LLC**, as of **December 31**, **2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

2/5/09

Notary Public

KORY DUETTA
MY COMMISSION EXPIRES
NOTARY PUBLIC
APRIL 7, 2012
COBB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

ECLYPSE SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2008
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owner
Eclypse Securities, LLC

We have audited the accompanying statement of financial condition of Eclypse Securities, LLC, as of December 31, 2008 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eclypse Securities, LLC, as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 5, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

ECLYPSE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

		2008
Cash and cash equivalents	$	26,152
Prepaid expense		1,149
Other		413
Total assets		27,714

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		150
Due to member		3,719
Total Liabilities		3,869
MEMBER'S EQUITY		23,845
Total liabilities and member's equity	$	27,714

The accompanying notes are an integral part of these financial statements.

ECLYPSE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

	2008
REVENUES	
Consulting income from related party	$ 6,000
Interest income	674
	6,674
GENERAL AND ADMINISTRATIVE EXPENSES	
Occupancy	6,851
Other operating expenses	9,424
	16,275
NET (LOSS)	$ (9,601)

The accompanying notes are an integral part of these financial statements.

ECLYPSE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

		2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$	(9,601)
Noncash items included in net income:		
Occupancy expense		4,358
Decrease in other assets		6,101
Decrease in prepaid expenses		75
Decrease in accounts payable		(44)
Increase in advance from owner		1,969
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,858
NET DECREASE IN CASH AND CASH EQUIVALENTS		2,858
CASH AND CASH EQUIVALENTS:		
Beginning of year		23,294
End of year	$	26,152
SUPPLEMENTAL CASH FLOW INFORMATION:		
Capital contributions arising from value of office facilities provided by member	$	4,358

The accompanying notes are an integral part of these financial statements.

ECLYPSE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2008

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	$ 93,587	$ (64,499)	$ 29,088
Net (loss)		(9,601)	(9,601)
Capital contributions arising from use of office facilities provided by member	4,358		4,358
Balance, December 31, 2008	$ 97,945	$ (74,100)	$ 23,845

The accompanying notes are an integral part of these financial statements.

ECLYPSE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia that began business in February 2003. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company is wholly owned by Eclypse Ventures, LLC. The Company's primary business is investment banking services.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $22,231, which was $17,231 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 17.4%.

ECLYPSE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE C – RELATED PARTIES

All of the Company's consulting revenue earned during 2008 was earned for services rendered to a related company.

The Company shares office facilities and personnel with its owner, Eclypse Ventures, LLC ("Ventures") and another subsidiary of Ventures. Under the expense sharing agreement, Ventures and its other subsidiary provide the Company with certain employees, office premises, furnishings, office equipment and other office expense support. Ventures and its other subsidiary have adequate resources independent of the Company to pay the Company's allocable share of the aforementioned expenses without seeking reimbursement from the Company. However, for financial reporting purposes, $4,358 of the total of $10,459 of such expenses incurred during 2008 were charged to expense and credited to contributed capital in the accompanying financial statements.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – RETIREMENT PLAN

The Company has adopted a defined contribution retirement plan with a 401(K) feature covering substantially all employees. Employer contributions are discretionary. There were no discretionary employer contributions for 2008.

NOTE E – CONCENTRATIONS

The Company's revenues earned during 2008 were earned from a single customer that is a related party.

SUPPLEMENTAL INFORMATION

SCHEDULE I
ECLYPSE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total member's equity	$ 23,845
Less nonallowable assets	(1,562)
Less early withdrawal penalty	(52)
Net capital before haircut	22,231
Less haircuts	-
Net capital	22,231
Less required net capital	(5,000)
Excess net capital	$ 17,231
Aggregate indebtedness	$ 3,869
Percentage of aggregate indebtedness to net capital	17.4%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

ECLYPSE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

The broker dealer had no subordinated liabilities during 2008.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owner
Eclypse Securities, LLC

In planning and performing our audit of the financial statements of Eclypse Securities, LLC, for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Eclypse Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 5, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC